January 27, 2016

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission (Mail Stop 3561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	XO Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 1-35217

Dear Mr. Thompson:

Please find, as set forth below, the Company’s responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 30, 2015 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold and italics before each response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 22

1.	We note that you discuss several key performance indicators such as number of unique visitors, vendor retention, average revenue per vendor, and number of listings in your earnings releases and investor presentations. Please tell us what consideration you gave to discussing these metrics in Management’s Discussion and Analysis with a view towards explaining how the company evaluates its financial condition and operating performance. Please refer to Section III.B.1 of SEC Release No. 33-8350.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in preparing its response below, the Company has reviewed Item Section III.B.1 of SEC Release No. 33-8350 (“FR-72”). Section III.B.1 of FR-72 requires companies to consider disclosure of all key variables and other factors that management uses to manage the business. The Company respectfully advises the Staff that the Company disclosed on page 23 of the 2014 Form 10-K, in the MD&A section, its key performance indicators, including (i) total net revenue, (ii) total gross margin, (iii) Adjusted EBITDA, (iv) Adjusted net income, (v) free cash flow, (vi) cash and cash equivalents and (vii) total employees.

Certain metrics referenced by the Staff, which were relevant to explaining local advertising revenue, which represented 41% of the Company’s revenue in 2014, such as vendor retention, average revenue per vendor, and number of listings are not considered key indicators in managing the overall business.

The Company endeavors for all public descriptions of its business performance to present accurate disclosure and a consistent message regardless of whether presented in earnings releases and calls, analyst presentations or its periodic reports filed with the Commission.  In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles, management at times discloses and discusses certain secondary and tertiary metrics to highlight certain growth indicators and trends in applicable periods to provide investors with additional color.

The Company respectfully advises the Staff that the Company disclosed on page 27 of the 2014 Form 10-K, in the MD&A section, that local online advertising revenue “increased 8.5%, attributable to an increase in the number of local vendors advertising with us on our network of websites as a result of new vendors and increased customer retention rates. As of December 31, 2014, we had more than 24,700 local paying vendors who displayed more than 33,400 profiles, compared to more than 22,700 local paying vendors displaying more than 30,500 profiles as of December 31, 2013.”

The Company will continue to monitor the disclosure of key operating metrics and the guidance provided in Section III.B of FR-72 in future filings.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 26

2.	Please provide additional disclosure that explains the underlying reasons as to why revenues increased. For example, you cite an 11.9% increase in national online advertising revenue “driven by increased advertising from [your] Bump brand and moderate growth in [your] wedding business,” but it is unclear to what degree each of the foregoing contributed to the fiscal year 2014 growth and whether such revenue increases were due to increased number of vendors, increased average revenue per vendor, or otherwise. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Please show us in your response the revised disclosure that you expect to make in future filings. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

As part of the Company's process for preparing its discussion of the results of its operations, the Company considers a number of items for disclosure, including, but not limited to, a discussion of material changes to items within the financial statements. Quantitatively, the Company provides disclosures of dollar and percentage changes for each line item of its Consolidated Statement of Operations. The Company also attempts to explain the qualitative factors that are the material reasons for the changes. As a result of the diversity of the Company's business model, the key drivers of the changes within the specific line items of its financial statements are not necessarily best explained by quantification of the changes of the individual revenue components within the line items. In particular, in certain cases where the key driver of the change is not material, such quantification would not enhance the reader’s understanding of the Company’s business results.

The Company notes that FR-72 emphasizes that the MD&A should focus only on material information and suggests that registrants should consider reducing or omitting disclosure of items that are not material. In future disclosures, the Company will undertake to include disclosures in its future filings to quantify, where material, individual items affecting the Company's financial condition and/or results of operations, while reducing or omitting disclosure of items that are not individually material.

3.	We note that gross margin from online advertising as a percentage of online advertising sales approximated 98% for each of the last three years. Please tell us the nature of the costs included in the cost of online advertising and why gross margins are so high.

RESPONSE:

The Company respectfully advises the Staff that the Company disclosed on page 27 of the 2014 Form 10-K, in the MD&A section, the costs that comprise its cost of revenue. However, the Company believes it is appropriate to revise its Significant Accounting Policies section of the Company’s Notes to Financial Statements in future filings to include the following:

“Cost of revenues consists of the cost of merchandise sold, which includes outbound shipping and personalization costs, costs related to the production of national and regional magazines, payroll and related expenses for our personnel who are responsible for the production of online and offline media, and costs of internet and hosting services.”

The Company advises the Staff that the Company is able to generate 98% gross margins from online advertising due to: (i) approximately 66% of the Company’s online revenue is generated from paid local listings, which do not require material costs to deliver, (ii) online media production costs are limited as the Company has a significant library of existing editorial content that it is able to leverage as the Company’s audience is brand new each year and (iii) online media leverages certain existing media produced for the Company’s magazines, the costs of which are included in Publishing and Other cost of sales.

Consolidated Statements of Cash Flows, page 47

4.	Please explain to us why the adjustments to reconcile net income to net cash provided by operating activities for deferred income taxes for each year do not agree to deferred income tax expense or benefit disclosed in note 9. Please include a tabular reconciliation of the differences and a clear explanation of each reconciling item in your response.

RESPONSE:

	Year ended December 31,
	2014	2013	2012
	In Thousands
Deferred Income Taxes – Statement of Cash Flows	$1,972	$1,656	$(2,742)
Change in Deferred Tax Assets not related to Deferred Income Tax Expense (Benefit)	-	(2,146)	2,146
Other	3	50	111
Deferred Income Tax Expense (Benefit) – Footnote 9	$1,975	$(440)	$(485)

The Deferred Income Taxes line on the Consolidated Statement of Cash Flows for the year ended December 31, 2013 incorrectly included a $2.1 million change in (i) Deferred Tax Assets and (ii) Prepaid Expenses and Other Current Assets, on the Consolidated Balance Sheets between December, 31 2012 and December 31, 2013 that did not impact Deferred Income Tax Expense (Benefit) for the year ended December 31, 2013. The Deferred Income Taxes line on the Consolidated Statement of Cash Flows for the year ended December 31, 2012 incorrectly included a $2.1 million change in (i) Deferred Tax Assets and (ii) Accounts Payable and Accrued Expenses, on the Consolidated Balance Sheets between December, 31 2011 and December 31, 2012 that did not impact Deferred Income Tax Expense (Benefit) for the year ended December 31, 2012. The $2.1 million should have been included in the (i) Decrease (Increase) in Other Assets line and the (ii) Increase in Accounts Payable and Accrued Expenses line of the Consolidated Statement of Cash Flows for the years ended December 31, 2013 and 2012, respectively. In addition, the Company determined that there were other immaterial misclassifications presented in “Other” in the table above that the Company will revise in future filings.

The Company considered whether the presentation error identified was material to its previously issued financial statements in accordance with ASC Subtopic 250-10-S99 (“Subtopic 250-10-S99”). In doing so, the Company considered the quantitative and qualitative factors outlined in the Subtopic 250-10-S99. The Company believes that the error is not material to its previously issued financial statements after considering all relevant quantitative and qualitative factors. Although the Company considered all quantitative and qualitative factors, the Company respectively advises the Staff of the key considerations that were made as part of the materiality assessment. Quantitatively, the error did not impact US GAAP earnings or non GAAP measures that are considered key performance indicators that management believes are critical to managing the business or evaluating its performance (as summarized in response to Comment #1). In addition, the Company believes that, although the individual components within operating activities are important, the most important metric in assessing the Company’s performance within the Consolidated Statement of Cash Flows is the Net Cash Flow from Operations Activities. From a qualitative perspective, the Company notes that the impact of this error (i) did not impact its earnings, (ii) did not impact trends in earnings, (iii) did not serve to increase management’s compensation, and (iv) and was not the result of the misapplication of US GAAP.

Accordingly, the Company will revise its future filings to correctly present Deferred Income Taxes within its Consolidated Statement of Cash Flows for the year ended December 31, 2013.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Comparative Data, page 48

5.	We note your reclassification of prior year deferred tax liabilities. We also note you do business in the U.S., a number of state jurisdictions and a number of foreign jurisdictions. Please tell us why you changed the classification and whether the reclassification results in the offset of deferred income tax liabilities and assets attributable to different tax jurisdictions. Refer to ASC 740-10-45-6.

RESPONSE:

The Company presented current deferred tax assets and liabilities as a single amount and noncurrent deferred tax assets and liabilities as a single amount in accordance with ASC 740-10-45-6, which states “For a particular tax-paying component of an entity and within a particular tax jurisdiction, all current deferred tax liabilities and assets shall be offset and presented as a single amount and all noncurrent deferred tax liabilities and assets shall be offset and presented as a single amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions.” In doing so, the Company considered the multiple jurisdictions in which it operates and how it operates and determined that offsets of assets and liabilities were permitted. The Company did not offset any deferred tax liabilities and assets attributable to different tax jurisdictions.

Revenue Recognition, page 50

6.	Please explain to us why it is appropriate to recognize revenue related to online advertising contracts on a straight-line basis when you deliver impressions in excess of minimum guarantees. Also, please tell us the significance of the guarantees and what consideration you gave to recognizing revenue as the impressions are delivered.

RESPONSE:

The Company respectfully advises the Staff that certain of its online advertising contracts require the Company to deliver a minimum number of impressions of its customers’ advertising media over the contract term. In addition, the Company is contractually obligated to make commercially reasonable efforts to deliver these impressions ratably over the term. While the Company attempts to deliver these impressions ratably, there are instances where the pace of delivery either is slightly higher or lower than a ratable pattern of delivery. In circumstances where the Company has delivered fewer impressions as compared to a ratable pattern of delivery, it recognizes revenue based on the actual impressions delivered. In circumstances where the Company has delivered more impressions as compared to a ratable pattern of delivery, it recognizes revenue as if the impressions delivered were done so ratably, that is, on a straight line basis. In these situations, the Company believes straight line revenue recognition is appropriate since its customers expect delivery of the same number of impressions in each period. In assessing its revenue recognition policy, the Company considered that ASC 605-10-S99-1 states that “revenue should not be recognized until the seller has substantially accomplished what it must do pursuant to the terms of the arrangement, which usually occurs upon delivery or performance of the services.” Accordingly, if the Company has exceeded the minimum number of impressions in any period, it is not alleviated from its obligation to deliver the same number of impressions in future periods, assuming a ratable pattern of delivery. Ultimately, the Company will deliver more impressions than what was contracted with no additional consideration received from its customers.

The Company respectfully refers the Staff to the response to Comment #7 for its proposed revised disclosure.

7.	Please expand and clarify your revenue recognition policies to address the following:

•	Disclose how revenues from banner advertisements and direct e-mail marketing as well as placement in your online search tools through fixed term and open-ended subscriptions are measured and recognized;

•	Regarding advertising contracts that contain minimum guaranteed impressions or other performance criteria, clarify how performance is measured and clarify whether you recognize revenues ratably as performance criteria are met;

•	Regarding merchandise and magazine sales, disclose shipping and acceptance terms and when risk of loss and title passes to buyers; and

•	Regarding multiple-deliverable arrangements, expand your disclosure to comply with ASC 605-25-50-2.

RESPONSE:

The Company will revise its Significant Accounting Policies section of the Company’s Notes to Financial Statements in future filings to include the following revenue recognition policies:

“The Company recognizes revenue primarily from the sale of online advertising programs, commissions earned in connection with the sale of gift registry products, the sale of merchandise and the publication of magazines, provided that there is persuasive evidence of an arrangement, the service has been provided or the product has been shipped, selling price is fixed or determinable, collection is reasonably assured and the Company has no significant remaining obligation.

Online programs include (i) sponsored and brand-integrated content, (ii) digital and native banner advertisements, (iii) placement in our online search tools, (iv) online listings and (v) direct e-mail marketing.  Advertisers can purchase the exclusive right to promote products or services on a specific online editorial area and can purchase a special feature on the Company’s sites.

Certain elements of online advertising contracts provide for the delivery of a minimum number of impressions. Impressions are the featuring of a customer’s advertisement, banner, link or other form of content on the Company’s sites. Performance is measured for advertising contracts that contain minimum guaranteed impressions or other performance criteria primarily through tracking delivery of impressions. Revenue is recognized as performance criteria are met, which is typically on a straight-line basis. To the extent that minimum guaranteed impressions are not met, the Company is often obligated to extend the period of the contract until the guaranteed impressions are achieved. If this occurs, the Company defers and recognizes the corresponding revenue over the extended period based on impressions delivered. The Company does not have any material open-ended subscriptions with its vendors.

Registry services revenue primarily represents commissions from retailers who participate in the Company's registry aggregation service, which offers couples and their guests the opportunity to view multiple registries in one location and for guests to order gifts off of these registries. After the retail partners take a sales order or ship the sales order, depending on our contractual agreement with the registry partner, the related commissions are contractually earned by us and recognized as revenue. Product returns or exchanges do not materially impact the commissions earned by us. The Company only records net commissions, and not gross revenue and cost of revenue associated with these products, since the Company is not the primary obligor in these transactions, it is not subject to inventory risk and amounts earned are determined using a fixed percentage.

Merchandise revenue generally includes the selling price of wedding supplies through the Company’s websites, as well as related outbound shipping and handling charges since the Company is the primary party obligated in a transaction, is subject to inventory risk and establishes its own pricing and selection of suppliers. Title and risk of loss related to the Company’s merchandise operations passed to buyers generally upon shipment.  The Company typically refunds customers or ships replacement products in the event that there are damaged or lost products prior to delivery to the customer. Merchandise revenue is recognized when products are shipped, reduced by discounts as well as an allowance for estimated sales returns. Merchandise revenue excludes related sales taxes collected.

Publishing revenue primarily includes print advertising revenue derived from the publication of national and regional magazines and guides. Publishing revenue is recognized upon the publication of the related magazines, at which time all material services related to the magazine have been performed. Additionally, publishing revenue is derived from the sale of magazines on newsstands and in bookstores. Title and risk of loss passes to our customer at the time they are received by the retailers. Revenue from the sale of magazines is reduced by an allowance for estimated sales returns.

The Company’s advertising arrangements often include multiple-element deliverables, primarily online and print advertising. The Company evaluates each element in a multiple-element arrangement to determine whether it represents a separate unit of accounting with standalone value.  Each of the Company’s deliverables typically represents separate units of accounting and the arrangement consideration is allocated to the identified separate units of accounting based on their relative selling prices. The Company uses its best estimated selling price to determine the relative selling price as vendor specific objective evidence and third party objective evidence do not currently exist for any of the Company’s separate units of accounting.  The Company evaluates its best estimated selling price by reviewing historical data related to sales of its deliverables. The Company's best estimate of selling price is intended to represent the price at which it would sell the item regularly on a stand-alone basis. The arrangement consideration allocated to online products and services is recognized as revenue based on delivery from the start date to the end date of the arrangement, which is typically on a straight-line basis, except for direct emails which are recognized on the date of delivery.  The arrangement consideration allocated to print products is recognized as revenue upon the publication of the related magazines.  During the year ended December 31, 2014, there were no material changes to the methods or assumptions used to determine the best estimated selling price for separate units of accounting that would have a material effect on the allocation of arrangement consideration. The Company evaluates multiple contracts entered into with the same advertiser as these contracts may need to be combined and accounted for as a single arrangement when the economics of the individual contracts cannot be understood without reference to the arrangement as a whole.

The Company limits the amount that is allocable to delivered items in its multiple-deliverable arrangements to the amount that is not contingent upon the delivery of other items in the arrangement.  The Company has concluded that its right to receive consideration from the customer for delivered items is not linked to the successful delivery of the remaining performance obligations in the multiple-deliverable arrangement; however, revenue recognized for the value of each deliverable is limited to the amount contracted.”

8.	We note your disclosure that the amount of revenue allocated to delivered items is limited to contingent revenues, if any. Please tell us how this policy complies with ASC 605-25-30-5.

RESPONSE:

The Company reconsidered its disclosure and would like to clarify to the Staff its revenue recognition policy related to the allocation of consideration to delivered items as it may not have been clear in the original filing. The Company, in accordance with ASC-605-25-30-5, limits the amount that is allocable to delivered items in its multiple-deliverable arrangements to the amount that is not contingent upon the delivery of other items in the arrangement.  The Company has concluded that its right to receive consideration from the customer for delivered items is not linked to the successful delivery of the remaining performance obligations in the multiple-deliverable arrangement; however, revenue recognized for the value of each deliverable is limited to the amount contracted. The majority of the Company’s advertising contracts are invoiced and consideration received based on achievement of each deliverable at the contracted price with no reference to or contingency for undelivered items on the contract.  However, if the measurement of a deliverable using best estimated selling price is in excess of the contracted value, the Company limits the amount of consideration allocated to delivered line items to the contracted value and the excess value is considered a contingent revenue feature and is recognized upon completion of the remaining deliverables on the contract.

The Company respectfully refers the Staff to the response to Comment #7 for its proposed revised disclosure.

Segment Information, page 53

9.	We note your chief operating decision maker reviews revenue and cost of revenue results of individual service lines. Please tell us your consideration of disclosing revenues, cost of revenues and gross margin of individual service lines in the notes to financial statements. In addition, we note online and offline and e-commerce service lines include various revenue-generating activities. Please tell us your consideration of disclosing revenues for each product and service. Refer to ASC 280-10-50-40.

RESPONSE:

The Company has defined its Chief Operating Decision Maker (“CODM”) to be its Chief Executive Officer in accordance with ASC 280-10-50-5. The Company’s CODM receives monthly financial results, which contains revenues, cost of revenues and gross margin of the four historical components of the Company’s business: (i) Online Advertising, (ii) Registry Services, (iii) Merchandise and (iv) Publishing and Other.

The Company respectfully advises the Staff that in the first quarter of 2015 the Company closed its merchandising operations and the number of components of the Company’s business was reduced from four to three.

The Company considers whether to disclose components of revenue, cost of revenue and gross margin in the notes to the consolidated financial statements but respectfully advises the Staff that the Company believes that including such information on the face of the statements of operations is more prominent and therefore better presented in that manner as compared to a note within its consolidated financial statements.

The Company’s current revenue generating activities include (i) sponsored and brand-integrated content, (ii) digital and native banner advertisements, (iii) placement in our online search tools (iv) online listings, (v) direct e-mail marketing, (vi) publishing and (vii) commission payments from sales that are generated through the Company’s sites, e-mail and mobile apps. The Company has assessed whether or not, in accordance to ASC 280-10-50-40, disclosure of revenues for each product line or group of similar products is required, and has concluded that disclosure of each product and service is not required based on the following significant factors:

•	The Company’s online products and services are similar based on (i) the method of delivery (ii) the fact that they are often sold in multiple-deliverable arrangements with other online and offline products and services, (iii) class of customers, (iv) degree of risk and opportunity for growth and (v) regulatory environment.

•	There are no material products and services within the Registry Services or Publishing and Other components.

•	Revenue information at the product or service level is not captured in the Company’s financial reporting systems and is not included in internal management reporting.

Based on the preceding analysis, the Company will continue to aggregate groups of similar products and consider applicable accounting guidance when determining its revenue disclosures in future filings.

10.	Please tell us your consideration for providing information about geographic areas. Refer to ASC 280-10-50-41.

RESPONSE:

The Company assessed whether or not, in accordance with ASC 280-10-50-41, to disclose revenues from external customers attributable to foreign countries and concluded that disclosure was not material since revenue from external customers generated in foreign countries was less than 1% of total revenue for each of the years ended December, 31 2014, 2013 and 2012. The Company supplementally advises the Staff that, in December 2014, the Company sold its China wedding content and publishing operations (“Ijie”), which generated 100% of the Company’s revenue from external customers attributable to foreign countries.

The Company refers you to the disclosure on page 52 of Form 10-K for the year ended December 31, 2014 under “Concentration of Credit Risk”:

“No individual foreign country accounted for more than 10% of the Company's revenue during the years ended December 31, 2014, 2013 or 2012. No individual foreign country accounted for more than 10% of the Company's accounts receivable during the years ended December 31, 2014 or 2013. The Company holds fixed assets in the United States and China. No country outside of the United States holds greater than 10% of the Company's fixed assets.”

In future filings, the Company will move this disclosure to be included under a newly titled section “Segments and Geographic Areas” within the same footnote “Significant Accounting Policies” and ensure it is clearly disclosed that the Company does not have any material revenue attributable to foreign countries.

************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions concerning the foregoing.

Very truly yours,

/s/ Gillian Munson

Gillian Munson

Chief Financial Officer

cc:	Michael Steib (XO Group Inc.)
Brian B. Margolis, Esq. (Orrick, Herrington & Sutcliffe LLP)